UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	814-00201
CUSIP NUMBER:	553829102

(Check one):
☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: April 30, 2016
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MVC Capital, Inc.
Full Name of Registrant

______________________
Former Name if Applicable

287 Bowman Avenue;
Address of Principal Executive Office (Street and Number)

Purchase, New York 10577
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s delay in filing its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2016 (the “4/30/16 Form 10-Q”) is attributable to RuMe, Inc. (“RuMe”), one of MVC Capital’s portfolio companies. On the evening of June 8, 2016, as the Registrant was preparing to timely file the 4/30/16 Form 10-Q, the Registrant became aware that a former employee of RuMe had submitted an email complaint to the management and audit committee of RuMe. The email recited certain personal grievances, but also made allegations of certain financial reporting, accounting and other improprieties at RuMe.

Based on current information, the Registrant’s investment in RuMe represents only 2.6% of the Registrant’s total portfolio value at April 30, 2016. Nonetheless, the Registrant deemed it prudent not to file the 4/30/16 Form 10-Q until the Registrant has had an opportunity to investigate the allegations of the former employee. That investigation is currently underway, and the Registrant will file the 4/30/16 Form 10-Q as soon as practicable after the investigation is complete.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott J. Schuenke	914	510-9400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒           No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒           No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to any valuation adjustments that might result from the investigation of RuMe referred to in Part III above, the Registrant’s results of operations for the three and six months ended April 30, 2016, and the results of operation for the corresponding periods of the Registrant’s last fiscal year, are as set forth in the following table.

	Quarter Ended		Six Months Ended
(Unaudited) ($ in thousands except for per share data)	Q2 2016	Q2 2015	April-16	April-15
Total operating income	15,855	5,273	23,945	10,129

Net operating income before net realized and unrealized gains	10,345	2,595	15,343	3,795

Net increase (decrease) in net assets resulting from operations	6,046	(11,813)	1,055	(21,556)

Net increase (decrease) in net assets resulting from operations per share	0.26	(0.52)	0.05	(0.95)

Net asset value per share	12.56	13.93	12.56	13.93

Comparison of Six Month Periods Ended April 30, 2016 and April 30, 2015

The following discussion reflects the financial information for all the Registrant's portfolio investments, subject to the disclosure in Part III relating to RuMe.

Operating Income & Expenses

Total operating income was $23.9 million for the six month period ended April 30, 2016. The increase in operating income over the same period last year was primarily due to an increase in dividend income, interest earned on loans and fee income from portfolio companies.

The changes in operating expenses for the six month period ended April 30, 2016 compared to the same period in 2015, was primarily due to the approximately $4.5 million increase in the estimated provision for incentive compensation expense, which was partially offset by an approximately $984,000 voluntary management fee waiver and $1.0 million incentive compensation waiver which decreased the net management fee and net incentive compensation expense by the same amounts.

Net Realized and Unrealized Loss on Investments

The Company had net realized and unrealized losses on investments of $14.3 million for the six month period ended April 30, 2016 and $25.4 million for the same six month period last fiscal year. This decrease in realized and unrealized loss on investments is due to changes in portfolio valuations and portfolio company monetizations.

Net Asset Value

As of April 30, 2016, the Company’s net assets were $285.1 million, or $12.56 per share, compared with net assets, of $282.2 million, or $12.43 per share, at the end of the prior quarter and $316.2 million, or $13.93 per share, at April 30, 2015.

Liquidity

As of April 30, 2016, MVC had investments in portfolio companies totaling $371.9 million and cash and cash equivalents of $18.2 million, including approximately $500,000 in restricted cash. There were no borrowings under MVC’s $50 million revolving credit facility.

Portfolio Information

Supplementally, the following table presents the fair market values of the Registrant’s portfolio investments other than RuMe at April 30, 2016:

Portfolio Company Name	Q216 Fair Value

Actelis Networks, Inc.	$-
Advantage Insurance Ltd.	$7,948,363
Agri-Carriers Group, Inc.	$12,970,209
Biogenics Reagents	$17,428,320
Biovations Acquisition Company	$425,773
Centile Holding B.V.	$5,446,000
Custom Alloy Corporation	$23,081,456
Dukane IAS, LLC	$7,021,389
Equus Total Return	$7,911,466
Foliofn, Inc.	$5,376,200
G3K Displays, Inc.	$-
Initials, Inc.	$4,752,095
JSC Tekers Holdings	$4,881,000
Legal Solutions Holdings, Inc.	$10,274,894
Mainstream Data, Inc.	$-
Morey's Seafood International LLC	$14,014,284
MVC Automotive Group GmbH	$14,518,000
MVC Environmental, Inc.	$9,189,466
MVC Private Equity Fund L.P.	$24,202,084
NPWT Corporation	$42,000
Pride Engineering, LLC	$5,135,000
Quantum Plastics, LLC	$10,010,911
RX Innovation, Inc.	$11,971,934
Security Holdings, B.V.	$41,571,000
SGDA Europe B.V.	$2,863,000
SIA Tekers Invest	$41,000
Thunderdome Restaurants, LLC	$3,000,000
Turf Products, LLC	$7,707,281
U.S. Gas & Electric, Inc.	$90,499,775
U.S. Spray Drying Holding Company	$8,125,000
United States Technologies, Inc.	$5,000,000
Vestal Manufacturing Enterprises, Inc.	$6,661,910

MVC Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 10, 2016	By	/s/ Scott J. Schuenke
Scott J. Schuenke
Principal Financial Officer